SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2024 FIRST QUARTER RESULTS[1]

“Our continued commercial momentum delivered a strong start to the year with double-digit Normalized EBITDA growth (with margin expansion).” – Jean Jereissati, CEO

Total Volume (organic)	Net Revenue (organic)
+0.1% vs LY	+4.5% vs LY

Consolidated volume was virtually flat (+0.1%), as positive performances in Brazil (+6.5% in NAB and +3.6% in Beer) and Central America and the Caribbean (“CAC”) (+5.6%) were offset by Latin America South (“LAS”) (-12.7%) and Canada (-7.7%), where volumes continued to be mostly impacted by declining industries.

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 4.3%. Net revenue grew in most of our reported business units: Brazil NAB +14.0%, CAC +8.3%, Brazil Beer +4.5% and LAS[2] +3.5%, while in Canada it decreased by 5.7% impacted by volume decline.

Normalized EBITDA (organic)	Normalized Profit
+12.4% vs LY	R$ 3,817.2 million

Normalized EBITDA growth was driven by CAC (+20.4%), Brazil NAB (+17.7%), Brazil Beer (+13.6%) and LAS (+8.3%), and partially offset by Canada (-0.7%). Gross margin expanded 100 bps, while Normalized EBITDA margin expanded 240 bps.

Normalized Profit declined 0.6% compared to R$ 3,839.8 million in 1Q23, primarily due to lower IOC and VAT government grants tax deductibility in Brazil and currency devaluation impact from Argentina more than offsetting improved net financial results and Normalized EBITDA growth.

Cash flow from operating activities	Sustainability
R$ 718.2 million
Cash flow from operating activities was up by almost 1.3 billion compared to R$ (576.3) million in 1Q23 mostly due to better working capital performance driven by payables.

Our water brand Ama reached its target of impacting 1 million people with sustainable and safe access to drinking water two years before the schedule with a total investment of R$ 10 million since 2017.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2024, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 14). For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 14.

Page | 2

MANAGEMENT COMMENTS

Kicking off the year with bottom line growth and margin expansion, led by Brazil and CAC

We delivered double-digit Normalized EBITDA growth in 1Q24 (with Argentina organic results capped) thanks to a combination of top line growth, FX and commodity tailwinds and disciplined cost and expenses management. In addition, this was another quarter of operational leverage, with both organic gross and Normalized EBITDA margins expanding. This was the ninth consecutive quarter of double-digit bottom line growth and the sixth consecutive quarter of gross and Normalized EBITDA margins expansion.

Commercial momentum in Brazil led the way once again. The consistent execution of our consumer-centric strategy resulted in record volumes for a first quarter in both Beer and NAB. In Beer, we outperformed a structurally healthier industry (which grew low-single digit), while our average prices to consumer were slightly above inflation. Premium/super premium brands and core plus brands grew volumes double-digits, whereas core brands grew slightly above the industry. In NAB, our no-sugar (diet-light-zero) brands grew by over 20% for the ninth consecutive quarter, led by Guaraná Antarctica Zero and Pepsi Black.

As for international operations, CAC’s performance continued to be driven by the Dominican Republic commercial strategy, while declining industries in Argentina and Canada posed greater challenges.

Finally, Normalized Profit declined slightly due to currency devaluation in Argentina and increased income tax expenses in Brazil more than offsetting Normalized EBITDA growth and better net finance results. And in terms of cash flow performance, cash flow from operating activities increased almost R$ 1.3 billion versus 1Q23.

Financial highlights – Ambev consolidated
R$ million	1Q23	1Q24	% As Reported	% Organic
Volume ('000 hl)	44,921.2	44,988.3	0.1%	0.1%
Net revenue	20,531.7	20,276.3	-1.2%	4.5%
Gross profit	10,400.1	10,217.3	-1.8%	6.7%
% Gross margin	50.7%	50.4%	-30 bps	100 bps
Normalized EBITDA	6,444.4	6,534.8	1.4%	12.4%
% Normalized EBITDA margin	31.4%	32.2%	80 bps	240 bps

Profit	3,819.2	3,804.2	-0.4%
Normalized profit	3,839.8	3,817.2	-0.6%
EPS (R$/shares)	0.24	0.24	-0.2%
Normalized EPS (R$/shares)	0.23	0.23	-0.2%

Ambev as a platform

We continued to execute on and invest in each of the six pillars of our platform framework:

Sustainability

We held the fifth edition of 100+ Labs (former Aceleradora 100+), our acceleration program that aims at promoting sustainable entrepreneurship and identifying solutions that address our main sustainability challenges. This edition awarded APOENA as the winner startup for using babassu coconut to create a fuel additive, reducing carbon emissions and supporting local communities.

We will publish our 2023 Annual Sustainability Report covering our achievements and results for the main topics that are material to our business, our way of doing business, how our people are leading transformation and our agenda with society will be published soon on our website.

Page | 3

KEY MARKETS PERFORMANCES

Brazil Beer: mid-single digit top line and double-digit bottom-line growth translating into another quarter of margins expansion

•	Operating performance: volumes grew by 3.6% backed by a strong start to the year in January and February, including Carnival festivities, led by our premium and super premium brands. Top line was up 4.5%, with NR/hl rising by 0.9%, as the continued disciplined execution of our revenue management strategy was partially offset mostly by increased ICMS (VAT) taxable base in several States. Cash COGS/hl excluding the sale of non-Ambev marketplace products dropped by 3.5% thanks mostly to FX and commodities tailwinds. Normalized EBITDA grew by 13.6%, with margin expanding 260 bps to 33.6%.
•	Commercial highlights: we gained market share, according to our estimates. Our premium and super premium beer brands grew in the low teens, gaining market share for the fifth consecutive quarter (according to our estimates), led by Corona, Spaten and Original. Corona and Spaten achieved their all-time-high brand health indicator. Our core plus segment expanded by mid-teens led by Budweiser family, while our core segment remained resilient, with a low-single digit increase year-over-year. As for our digital initiatives, BEES Marketplace continued to develop, growing GMV by 13% year-over-year, whereas Zé Delivery generated over 16 million orders, an 11% increase versus last year.
Brazil Beer[3]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	22,191.3	-		796.0	22,987.3	3.6%	3.6%
Net revenue	9,270.2	-	-	417.4	9,687.5	4.5%	4.5%
Net revenue/hl (R$)	417.7		-	3.7	421.4	0.9%	0.9%
COGS	(4,791.5)		-	(21.0)	(4,812.5)	0.4%	0.4%
COGS/hl (R$)	(215.9)		-	6.6	(209.4)	-3.0%	-3.0%
COGS excl. deprec. & amort.	(4,348.4)		-	(4.2)	(4,352.6)	0.1%	0.1%
COGS/hl excl. deprec. & amort. (R$)	(196.0)		-	6.6	(189.3)	-3.4%	-3.4%
Gross profit	4,478.7	-	-	396.4	4,875.0	8.9%	8.9%
% Gross margin	48.3%				50.3%	200 bps	200 bps
SG&A excl. deprec. & amort.	(2,426.4)	-	-	(128.3)	(2,554.6)	5.3%	5.3%
SG&A deprec. & amort.	(372.2)	-	-	(73.3)	(445.5)	19.7%	19.7%
SG&A total	(2,798.6)	-	-	(201.5)	(3,000.1)	7.2%	7.2%
Other operating income/(expenses)	348.8	24.8	-	101.5	475.1	36.2%	29.1%
Normalized Operating Profit	2,028.9	24.8	-	296.4	2,350.0	15.8%	14.6%
% Normalized Operating margin	21.9%	0.0%	0.0%	0.0%	24.3%	240 bps	210 bps
Normalized EBITDA	2,844.2	24.8	-	386.4	3,255.3	14.5%	13.6%
% Normalized EBITDA margin	30.7%				33.6%	290 bps	260 bps

[3] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 410.1 (0.9% organic growth) and R$ (179.4) (3.5% organic decline), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

Page | 4

Brazil NAB: double-digit top line and bottom-line growth, with margins expansion

•	Operating performance: the consistent execution of our commercial strategy coupled with healthy brands drove positive volume performance (+6.5%) once again. Top line grew by 14.0%, with NR/hl increasing by 7.0%, mostly due to revenue management initiatives and a positive brand and package mix (led by premium brands and single servings) more than offsetting increased ICMS (VAT) taxable base. Cash COGS/hl was up 8.1% driven by the combination of sugar headwinds, overall inflation, and brand/package mix, while Cash SG&A rose by 6.8% given increased investments behind our brands during Carnival season.
•	Commercial highlights: volume growth continued to be driven by health & wellness and energy brands, led mainly by no-sugar (diet/light/zero) carbonated soft drinks, Gatorade and Red Bull. Within no-sugar brands, Guaraná Antarctica Zero grew volumes by over 60%, more than doubling the number of buyers, while Pepsi Black increased volumes by more than 30% and already represents 25% of total Pepsi-Cola family. We continued focused on lowering the sugar content in our non-alcoholic portfolio, delivering a reduction of over 7% versus 1Q23.
Brazil NAB[4]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	8,125.1	-		528.6	8,653.7	6.5%	6.5%
Net revenue	1,776.6	-	-	247.8	2,024.4	14.0%	14.0%
Net revenue/hl (R$)	218.7	-	-	15.3	233.9	7.0%	7.0%
COGS	(1,000.8)	-	-	(136.6)	(1,137.4)	13.7%	13.7%
COGS/hl (R$)	(123.2)	-	-	(8.3)	(131.4)	6.7%	6.7%
COGS excl. deprec. & amort.	(940.5)	-	-	(142.5)	(1,083.1)	15.2%	15.2%
COGS/hl excl. deprec. & amort. (R$)	(115.8)	-	-	(9.4)	(125.2)	8.1%	8.1%
Gross profit	775.8	-	-	111.2	887.0	14.3%	14.3%
% Gross margin	43.7%				43.8%	10 bps	10 bps
SG&A excl. deprec. & amort.	(446.5)	-	-	(30.3)	(476.8)	6.8%	6.8%
SG&A deprec. & amort.	(64.6)	-	-	(2.5)	(67.0)	3.8%	3.8%
SG&A total	(511.1)	-	-	(32.7)	(543.8)	6.4%	6.4%
Other operating income/(expenses)	97.8	4.4	-	11.3	113.5	16.0%	11.5%
Normalized Operating Profit	362.5	4.4	-	89.8	456.6	26.0%	24.8%
% Normalized Operating margin	20.4%	0.0%	0.0%	0.0%	22.6%	220 bps	190 bps
Normalized EBITDA	487.3	4.4	-	86.3	578.0	18.6%	17.7%
% Normalized EBITDA margin	27.4%				28.6%	120 bps	90 bps

[4] The scope change in Brazil NAB refers to tax credits and related effects.

Page | 5

BRAZIL

Brazil[5]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	30,316.4	-		1,324.6	31,641.0	4.4%	4.4%
Net revenue	11,046.7	-	-	665.2	11,711.9	6.0%	6.0%
Net revenue/hl (R$)	364.4	-	-	5.8	370.1	1.6%	1.6%
COGS	(5,792.3)	-	-	(157.6)	(5,949.9)	2.7%	2.7%
COGS/hl (R$)	(191.1)	-	-	3.0	(188.0)	-1.6%	-1.6%
COGS excl. deprec. & amort.	(5,289.0)	-	-	(146.7)	(5,435.7)	2.8%	2.8%
COGS/hl excl. deprec. & amort. (R$)	(174.5)	-	-	2.7	(171.8)	-1.5%	-1.5%
Gross profit	5,254.4	-	-	507.6	5,762.0	9.7%	9.7%
% Gross margin	47.6%				49.2%	160 bps	160 bps
SG&A excl. deprec. & amort.	(2,872.9)	-	-	(158.5)	(3,031.4)	5.5%	5.5%
SG&A deprec. & amort.	(436.8)	-	-	(75.7)	(512.5)	17.3%	17.3%
SG&A total	(3,309.7)	-	-	(234.3)	(3,543.9)	7.1%	7.1%
Other operating income/(expenses)	446.6	29.1	-	112.8	588.5	31.8%	25.3%
Normalized Operating Profit	2,391.4	29.1	-	386.1	2,806.6	17.4%	16.1%
% Normalized Operating margin	21.6%	0.0%	0.0%	0.0%	24.0%	240 bps	210 bps
Normalized EBITDA	3,331.5	29.1	-	472.7	3,833.3	15.1%	14.2%
% Normalized EBITDA margin	30.2%				32.7%	250 bps	230 bps

[5] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 361.9 (1.7% organic growth) and R$ (164.6) (1.5% organic decline), respectively. The scope change in Brazil refers to tax credits and related effects.

Page | 6

Central America and the Caribbean (CAC): double-digit bottom line growth with margin expansion, led by the Dominican Republic

•	Operating performance: volume growth (+5.6%) continued to be driven by the Dominican Republic commercial performance. Net revenue was up 8.3%, with NR/hl growing by 2.6%, in line with the region's weighted inflation index, thanks to revenue management initiatives and positive package mix (led by single servings). We continued to benefit from a decelerating Cash COGS/hl given commodities tailwinds and brand mix and Cash SG&A efficiencies.
•	Commercial highlights: in the Dominican Republic, premium brands grew by mid-single digit led by the Corona family, while Presidente family continued to be a highlight within the core segment, rising volumes in the high teens and increasing brand health. In Panama, despite total volumes decline, Balboa family continued to gain momentum, growing volumes in the high-teens and improving market share, according to our estimates.
CAC[6]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	2,738.9	-		152.9	2,891.9	5.6%	5.6%
Net revenue	2,305.6	-	(182.7)	191.8	2,314.7	0.4%	8.3%
Net revenue/hl (R$)	841.8	-	(63.2)	21.8	800.4	-4.9%	2.6%
COGS	(1,124.0)	-	77.1	(40.8)	(1,087.7)	-3.2%	3.6%
COGS/hl (R$)	(410.4)	-	26.7	7.6	(376.1)	-8.3%	-1.8%
COGS excl. deprec. & amort.	(1,023.0)	-	66.3	(9.5)	(966.3)	-5.5%	0.9%
COGS/hl excl. deprec. & amort. (R$)	(373.5)	-	22.9	16.5	(334.2)	-10.5%	-4.4%
Gross profit	1,181.6	-	(105.6)	151.0	1,227.0	3.8%	12.8%
% Gross margin	51.3%				53.0%	170 bps	210 bps
SG&A excl. deprec. & amort.	(443.3)	-	32.3	(3.2)	(414.2)	-6.6%	0.7%
SG&A deprec. & amort.	(58.7)	-	3.9	5.3	(49.5)	-15.6%	-9.0%
SG&A total	(502.0)	-	36.2	2.1	(463.8)	-7.6%	-0.4%
Other operating income/(expenses)	11.2	-	(0.4)	(5.4)	5.4	-52.1%	-48.5%
Normalized Operating Profit	690.8	-	(69.9)	147.7	768.6	11.3%	21.4%
% Normalized Operating margin	30.0%	0.0%	0.0%	0.0%	33.2%	320 bps	360 bps
Normalized EBITDA	850.5	-	(84.6)	173.6	939.5	10.5%	20.4%
% Normalized EBITDA margin	36.9%				40.6%	370 bps	410 bps

[6] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 756.9 (0.9% organic growth) and R$ (296.5) (8.0% organic decline), respectively.

Page | 7

Latin America South (LAS): consistent NR/hl performance driving bottom line growth amid a tough macroeconomic scenario in Argentina once again

•	Operating performance: volumes were down 12.7% as positive performances in Chile and Paraguay were more than offset by the impacts of rising inflationary pressures on overall consumer demand in Argentina (where volumes declined by approximately 19%). Net revenue grew by 3.5%, with NR/hl increasing by 18.5% primarily due to revenue management initiatives, whereas Cash COGS/hl and Cash SG&A were mostly impacted by inflation.
•	Commercial highlights: in Argentina, our core plus and premium brands improved health indicators, led by Corona. In Paraguay, volumes were up low-single digit, with our premium brands continuing to gain weight, led by Bud 66 (mainly with 710ml returnable glass bottles) and Corona. In Chile, volumes grew by mid-single digit and we gained market share (according to our estimates). Our core plus and premium brands outperformed total volumes in the country, led by Stella Artois, Budweiser and Corona. In Bolivia, Paceña grew volumes and gained weight once again.
LAS[7]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	9,969.4	-		(1,264.0)	8,705.4	-12.7%	-12.7%
Net revenue	5,131.9	7,346.0	(8,255.8)	179.9	4,401.9	-14.2%	3.5%
Net revenue/hl (R$)	514.8	-	(948.4)	95.4	505.7	-1.8%	18.5%
COGS	(2,332.9)	(3,933.4)	4,112.8	(37.4)	(2,190.9)	-6.1%	1.6%
COGS/hl (R$)	(234.0)	-	472.4	(38.3)	(251.7)	7.5%	16.4%
COGS excl. deprec. & amort.	(2,129.9)	(3,486.8)	3,638.1	6.4	(1,972.2)	-7.4%	-0.3%
COGS/hl excl. deprec. & amort. (R$)	(213.6)	-	417.9	(30.3)	(226.5)	6.0%	14.2%
Gross profit	2,799.1	3,412.6	(4,143.0)	142.5	2,211.1	-21.0%	5.1%
% Gross margin	54.5%				50.2%	-430 pb	90 pb
SG&A excl. deprec. & amort.	(1,148.7)	(1,830.4)	1,984.9	(38.3)	(1,032.4)	-10.1%	3.3%
SG&A deprec. & amort.	(97.7)	(156.4)	178.9	(16.3)	(91.4)	-6.4%	16.7%
SG&A total	(1,246.4)	(1,986.7)	2,163.8	(54.5)	(1,123.9)	-9.8%	4.4%
Other operating income/(expenses)	16.5	(74.5)	42.5	7.0	(8.5)	-151.5%	42.3%
Normalized Operating Profit	1,569.2	1,351.3	(1,936.8)	94.9	1,078.7	-31.3%	6.0%
% Normalized Operating margin	30.6%	0.0%	0.0%	0.0%	24.5%	-610 pb	70 pb
Normalized EBITDA	1,869.9	1,954.3	(2,590.4)	155.0	1,388.8	-25.7%	8.3%
% Normalized EBITDA margin	36.4%				31.5%	-490 bps	170 bps

[7] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 497.6 (18.5% organic growth) and R$ (219.8) (14.1% organic growth), respectively. The scope change in LAS refers to the organic growth cap methodology in Argentina results, as detailed on page 14. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 14.

Page | 8

Canada: top and bottom-line performances impacted by volumes decline in the context of a challenging industry

•	Operating performance: volume was down 7.7% primarily as a result of declining beer and beyond beer industries and lapping 1Q23 strong comparable. Net revenue dropped by 5.7% impacted by volumes performance, while NR/hl increased by 2.2% driven by revenue management initiatives and a positive brand mix. Normalized EBITDA declined by 0.7% given lower volumes’ impact on both net revenue and Cash COGS, partially offset by Cash SG&A efficiencies.
•	Commercial highlights: as a result of the disciplined execution of our premiumization strategy, core plus and premium beer brands grew volumes and gained market share once again in the quarter, according to our estimates, led by Corona and Michelob Ultra, which also improved brand health. As for our digital initiatives, BEES expanded, being now present in five provinces.
Canada[8]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	1,896.5	-		(146.5)	1,750.0	-7.7%	-7.7%
Net revenue	2,047.5	-	(82.4)	(117.3)	1,847.8	-9.8%	-5.7%
Net revenue/hl (R$)	1,079.6	-	(47.1)	23.3	1,055.9	-2.2%	2.2%
COGS	(882.6)	-	37.0	14.9	(830.6)	-5.9%	-1.7%
COGS/hl (R$)	(465.4)	-	21.2	(30.4)	(474.6)	2.0%	6.5%
COGS excl. deprec. & amort.	(825.3)	-	34.6	15.7	(775.0)	-6.1%	-1.9%
COGS/hl excl. deprec. & amort. (R$)	(435.2)	-	19.7	(27.5)	(442.9)	1.8%	6.3%
Gross profit	1,164.9	-	(45.4)	(102.4)	1,017.2	-12.7%	-8.8%
% Gross margin	56.9%				55.0%	-190 bps	-190 bps
SG&A excl. deprec. & amort.	(836.3)	-	31.5	97.5	(707.3)	-15.4%	-11.7%
SG&A deprec. & amort.	(69.1)	-	3.1	(3.1)	(69.1)	0.0%	4.4%
SG&A total	(905.4)	-	34.6	94.5	(776.3)	-14.3%	-10.4%
Other operating income/(expenses)	6.7	-	(0.3)	1.3	7.7	14.0%	19.0%
Normalized Operating Profit	266.2	-	(11.1)	(6.6)	248.5	-6.6%	-2.5%
% Normalized Operating margin	13.0%	0.0%	0.0%	0.0%	13.4%	40 bps	40 bps
Normalized EBITDA	392.6	-	(16.6)	(2.8)	373.2	-5.0%	-0.7%
% Normalized EBITDA margin	19.2%				20.2%	100 bps	100 bps

[8] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,054.2 (2.0% organic growth) and R$ (441.8) (6.1% organic growth), respectively.

Page | 9

AMBEV CONSOLIDATED

Ambev[9]
R$ million	1Q23	Scope	Currency Translation	Organic Growth	1Q24	% As Reported	% Organic
Volume ('000 hl)	44,921.2	-	-	67.1	44,988.3	0.1%	0.1%
Net revenue	20,531.7	7,346.0	(8,521.0)	919.5	20,276.3	-1.2%	4.5%
Net revenue/hl (R$)	457.1	163.5	(189.4)	19.8	450.7	-1.4%	4.3%
COGS	(10,131.7)	(3,933.4)	4,226.9	(220.8)	(10,059.0)	-0.7%	2.2%
COGS/hl (R$)	(225.5)	(87.6)	94.0	(4.6)	(223.6)	-0.9%	2.0%
COGS excl. deprec. & amort.	(9,267.1)	(3,486.8)	3,738.9	(134.1)	(9,149.2)	-1.3%	1.4%
COGS/hl excl. deprec. & amort. (R$)	(206.3)	(77.6)	83.1	(2.7)	(203.4)	-1.4%	1.3%
Gross profit	10,400.1	3,412.6	(4,294.0)	698.7	10,217.3	-1.8%	6.7%
% Gross margin	50.7%				50.4%	-30 bps	100 bps
SG&A excl. deprec. & amort.	(5,301.3)	(1,830.4)	2,048.7	(102.5)	(5,185.4)	-2.2%	1.9%
SG&A deprec. & amort.	(662.3)	(156.4)	185.9	(89.7)	(722.5)	9.1%	13.5%
SG&A total	(5,963.5)	(1,986.7)	2,234.6	(192.2)	(5,907.9)	-0.9%	3.2%
Other operating income/(expenses)	481.1	(45.4)	41.7	115.6	593.0	23.3%	24.0%
Normalized Operating Profit	4,917.6	1,380.5	(2,017.7)	622.1	4,902.4	-0.3%	12.7%
% Normalized Operating margin	24.0%	0.2%	0.0%	0.0%	24.2%	20 bps	180 bps
Exceptional items above EBITDA	(27.9)	(5.1)	5.7	9.7	(17.6)	-37.0%	-34.9%
Net finance results	(997.9)				(405.9)	-59.3%
Share of results of joint ventures	(14.2)				(3.6)	-74.8%
Income tax expense	(58.4)				(671.2)	nm

Profit	3,819.2				3,804.2	-0.4%
Attributable to Ambev holders	3,699.6				3,700.3	0.0%
Attributable to non-controlling interests	119.7				103.9	-13.2%

Normalized profit	3,839.8				3,817.2	-0.6%
Attributable to Ambev holders	3,719.8				3,713.3	-0.2%

Normalized EBITDA	6,444.4	1,983.4	(2,691.6)	798.5	6,534.8	1.4%	12.4%
% Normalized EBITDA margin	31.4%				32.2%	80 bps	240 bps

[9] In 1Q24, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 440.5 (4.1% organic growth) and R$ (194.5) (0.8% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; and (ii) the organic growth cap methodology in Argentina results, as detailed on page 14.

Page | 10

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	1Q23	1Q24
R$ million

Government grants/NPV of long term fiscal incentives	369.5	385.6
(Additions to)/reversals of provisions	(8.3)	(6.1)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	28.1	20.7
Net other operating income/(expenses)	91.8	192.8

Other operating income/(expenses)	481.1	593.0

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	1Q23	1Q24
R$ million

Restructuring	(27.9)	(17.6)

Exceptional Items	(27.9)	(17.6)

Page | 11

NET FINANCE RESULTS

Net finance results in 1Q24 totaled R$ (405.9) million, an improvement of R$ 591.9 million compared to 1Q23, broken down as follows:

•	Interest income totaled R$ 585.6 million, mainly explained by: (i) interest income of R$ 314.5 million from cash balance investments in Brazil and Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 178.7 million.
•	Interest expense totaled R$ (549.5) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (332.1) million, (ii) CND put option interest accruals of R$ (30.5) million, (iii) interest on tax incentives of R$ (40.3) million, and (iv) lease liabilities interest accruals of R$ (38.1) million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ (195.2) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 3.9% carry cost (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 366.1 million in the country.
•	Losses on non-derivative instruments of R$ (33.6) million, driven by losses on third-party payables and intercompany balance sheet consolidation.
•	Taxes on financial transactions of R$ (55.3) million.
•	Other financial expenses of R$ (198.6) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ 40.7 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	1Q23	1Q24
R$ million

Interest income	344.4	585.6
Interest expenses	(616.8)	(549.5)
Gains/(losses) on derivative instruments	(639.6)	(195.2)
Gains/(losses) on non-derivative instruments	(260.6)	(33.6)
Taxes on financial transactions	(58.4)	(55.3)
Other net financial income/(expenses)	(56.7)	(198.6)
Hyperinflation Argentina	289.9	40.7

Net finance results	(997.9)	(405.9)

Page | 12

DEBT BREAKDOWN

Debt breakdown	December 31, 2023			March 31, 2024
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,043.4	1,571.8	2,615.2	989.7	1,583.1	2,572.7
Foreign Currency	254.7	631.2	885.9	657.2	587.6	1,244.7
Consolidated Debt	1,298.1	2,203.0	3,501.1	1,646.8	2,170.6	3,817.4

Cash and Cash Equivalents less Bank Overdrafts			16,059.0			12,844.5
Current Investment Securities			277.2			1,077.2

Net debt/(cash)			(12,835.1)			(10,104.3)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	1Q23	1Q24
R$ million

Profit before tax	3,877.7	4,475.3

Adjustment on taxable basis
Non-taxable other income	(150.4)	(130.6)
Government grants (VAT)	(682.7)	-
Share of results of joint ventures	14.2	3.6
Expenses not deductible	16.2	6.9
Worldwide taxation	146.4	(12.0)
Total	3,221.3	4,343.2
Aggregated weighted nominal tax rate	30.3%	30.1%
Taxes – nominal rate	(976.6)	(1,308.7)

Adjustment on tax expense
Income tax incentive	28.0	248.5
Tax benefit - interest on shareholders' equity	856.7	285.1
Tax benefit - amortization on tax books	4.3	0.9
Withholding income tax	(57.6)	(105.2)
Argentina's hyperinflation effect	(120.6)	52.3
Recognition/(write-off) of deferred charges on tax losses	(9.8)	78.3
Other tax adjustments	217.3	77.6

Income tax and social contribution expense	(58.4)	(671.2)
Effective tax rate	1.5%	15.0%

Page | 13

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2024.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,336,918	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,408,319,734	28.0%
Outstanding	15,747,643,953	100.0%
Treasury	10,013,383
TOTAL	15,757,657,336
Free float B3	2,998,074,468	19.0%
Free float NYSE	1,410,245,266	9.0%

Page | 14

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2024 closing rate for 1Q24 results).

The 1Q24 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q24 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q24 results at the closing exchange rate of March 31, 2024, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q23 and 1Q24 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q23	1Q24
Indexation(1)	193.3	279.5
Currency(2)	(422.6)	(6.3)
Total Impact	(229.3)	273.2
Normalized EBITDA
R$ million	1Q23	1Q24
Indexation(1)	22.5	33.0
Currency(2)	(183.7)	(2.2)
Total Impact	(161.2)	30.8
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q24, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 40.7 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 414.7 million, (iii) a negative impact on the Normalized Profit of R$ 414.7 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

Page | 15

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q23	1Q24
R$ million

Profit - Ambev holders	3,699.6	3,700.3
Non-controlling interest	119.7	103.9
Income tax expense	58.4	671.2
Profit before taxes	3,877.7	4,475.3
Share of results of joint ventures	14.2	3.6
Net finance results	997.9	405.9
Exceptional items	27.9	17.6
Normalized Operating Profit	4,917.6	4,902.4
Depreciation & amortization - total	1,526.8	1,632.3
Normalized EBITDA	6,444.4	6,534.8
Exceptional items	(27.9)	(17.6)
Share of results of joint ventures	(14.2)	(3.6)
EBITDA	6,402.4	6,513.6

Page | 16

1Q 2024 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Lucas Machado Lira Chief Financial and Investor Relations Officer
Language:	English and Portuguese (simultaneous translation)
Date:	May 8, 2024 (Wednesday)
Time:	12:30 (Brasília) 11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

Page | 17

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2023 (1Q23). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 18

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q23	1Q24%		1Q23	1Q24%		1Q23	1Q24%		1Q23	1Q24%		1Q23	1Q24%		1Q23	1Q24%		1Q23	1Q24%
Volume ('000 hl)	22,191.3	22,987.3	3.6%	8,125.1	8,653.7	6.5%	30,316.4	31,641.0	4.4%	2,738.9	2,891.9	5.6%	9,969.4	8,705.4	-12.7%	1,896.5	1,750.0	-7.7%	44,921.2	44,988.3	0.1%
R$ million
Net revenue	9,270.2	9,687.5	4.5%	1,776.6	2,024.4	14.0%	11,046.7	11,711.9	6.0%	2,305.6	2,314.7	8.3%	5,131.9	4,401.9	3.5%	2,047.5	1,847.8	-5.7%	20,531.7	20,276.3	4.5%
% of total	45.2%	47.8%		8.7%	10.0%		53.8%	57.8%		11.2%	11.4%		25.0%	21.7%		10.0%	9.1%		100.0%	100.0%
COGS	(4,791.5)	(4,812.5)	0.4%	(1,000.8)	(1,137.4)	13.7%	(5,792.3)	(5,949.9)	2.7%	(1,124.0)	(1,087.7)	3.6%	(2,332.9)	(2,190.9)	1.6%	(882.6)	(830.6)	-1.7%	(10,131.7)	(10,059.0)	2.2%
% of total	47.3%	47.8%		9.9%	11.3%		57.2%	59.1%		11.1%	10.8%		23.0%	21.8%		8.7%	8.3%		100.0%	100.0%
Gross profit	4,478.7	4,875.0	8.9%	775.8	887.0	14.3%	5,254.4	5,762.0	9.7%	1,181.6	1,227.0	12.8%	2,799.1	2,211.1	5.1%	1,164.9	1,017.2	-8.8%	10,400.1	10,217.3	6.7%
% of total	43.1%	47.7%		7.5%	8.7%		50.5%	56.4%		11.4%	12.0%		26.9%	21.6%		11.2%	10.0%		100.0%	100.0%
SG&A	(2,798.6)	(3,000.1)	7.2%	(511.1)	(543.8)	6.4%	(3,309.7)	(3,543.9)	7.1%	(502.0)	(463.8)	-0.4%	(1,246.4)	(1,123.9)	4.4%	(905.4)	(776.3)	-10.4%	(5,963.5)	(5,907.9)	3.2%
% of total	46.9%	50.8%		8.6%	9.2%		55.5%	60.0%		8.4%	7.9%		20.9%	19.0%		15.2%	13.1%		100.0%	100.0%
Other operating income/(expenses)	348.8	475.1	29.1%	97.8	113.5	11.5%	446.6	588.5	25.3%	11.2	5.4	-48.5%	16.5	(8.5)	42.3%	6.7	7.7	19.0%	481.1	593.0	24.0%
% of total	72.5%	80.1%		20.3%	19.1%		92.8%	99.2%		2.3%	0.9%		3.4%	-1.4%		1.4%	1.3%		100.0%	100.0%
Normalized Operating Profit	2,028.9	2,350.0	14.6%	362.5	456.6	24.8%	2,391.4	2,806.6	16.1%	690.8	768.6	21.4%	1,569.2	1,078.7	6.0%	266.2	248.5	-2.5%	4,917.6	4,902.4	12.7%
% of total	41.3%	47.9%		7.4%	9.3%		48.6%	57.2%		14.0%	15.7%		31.9%	22.0%		5.4%	5.1%		100.0%	100.0%
Normalized EBITDA	2,844.2	3,255.3	13.6%	487.3	578.0	17.7%	3,331.5	3,833.3	14.2%	850.5	939.5	20.4%	1,869.9	1,388.8	8.3%	392.6	373.2	-0.7%	6,444.4	6,534.8	12.4%
% of total	44.1%	49.8%		7.6%	8.8%		51.7%	58.7%		13.2%	14.4%		29.0%	21.3%		6.1%	5.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-51.7%	-49.7%		-56.3%	-56.2%		-52.4%	-50.8%		-48.7%	-47.0%		-45.5%	-49.8%		-43.1%	-45.0%		-49.3%	-49.6%
Gross profit	48.3%	50.3%		43.7%	43.8%		47.6%	49.2%		51.3%	53.0%		54.5%	50.2%		56.9%	55.0%		50.7%	50.4%
SG&A	-30.2%	-31.0%		-28.8%	-26.9%		-30.0%	-30.3%		-21.8%	-20.0%		-24.3%	-25.5%		-44.2%	-42.0%		-29.0%	-29.1%
Other operating income/(expenses)	3.8%	4.9%		5.5%	5.6%		4.0%	5.0%		0.5%	0.2%		0.3%	-0.2%		0.3%	0.4%		2.3%	2.9%
Normalized Operating Profit	21.9%	24.3%		20.4%	22.6%		21.6%	24.0%		30.0%	33.2%		30.6%	24.5%		13.0%	13.4%		24.0%	24.2%
Normalized EBITDA	30.7%	33.6%		27.4%	28.6%		30.2%	32.7%		36.9%	40.6%		36.4%	31.5%		19.2%	20.2%		31.4%	32.2%

Per hectoliter - (R$/hl)
Net revenue	417.7	421.4	0.9%	218.7	233.9	7.0%	364.4	370.1	1.6%	841.8	800.4	2.6%	514.8	505.7	18.5%	1,079.6	1,055.9	2.2%	457.1	450.7	4.3%
COGS	(215.9)	(209.4)	-3.0%	(123.2)	(131.4)	6.7%	(191.1)	(188.0)	-1.6%	(410.4)	(376.1)	-1.8%	(234.0)	(251.7)	16.4%	(465.4)	(474.6)	6.5%	(225.5)	(223.6)	2.0%
Gross profit	201.8	212.1	5.1%	95.5	102.5	7.4%	173.3	182.1	5.1%	431.4	424.3	6.8%	280.8	254.0	20.3%	614.3	581.2	-1.2%	231.5	227.1	6.6%
SG&A	(126.1)	(130.5)	3.5%	(62.9)	(62.8)	-0.1%	(109.2)	(112.0)	2.6%	(183.3)	(160.4)	-5.7%	(125.0)	(129.1)	19.5%	(477.4)	(443.6)	-2.9%	(132.8)	(131.3)	3.1%
Other operating income/(expenses)	15.7	20.7	24.6%	12.0	13.1	4.7%	14.7	18.6	20.0%	4.1	1.9	nm	1.7	(1.0)	nm	3.6	4.4	29.0%	10.7	13.2	23.8%
Normalized Operating Profit	91.4	102.2	10.6%	44.6	52.8	17.1%	78.9	88.7	11.3%	252.2	265.8	15.0%	157.4	123.9	21.4%	140.4	142.0	5.7%	109.5	109.0	12.5%
Normalized EBITDA	128.2	141.6	9.7%	60.0	66.8	10.5%	109.9	121.1	9.4%	310.5	324.9	14.0%	187.6	159.5	24.0%	207.0	213.2	7.6%	143.5	145.3	12.2%

Page | 19

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2023	March 31, 2024

Assets
Current assets
Cash and cash equivalents	16,059.0	12,844.5
Investment securities	277.2	1,077.2
Trade receivables	5,741.5	5,260.6
Derivative financial instruments	378.0	282.0
Inventories	9,619.0	10,698.4
Recoverable indirect taxes	3,435.7	3,161.1
Other assets	1,052.7	1,351.3
Total	36,563.1	34,675.0

Non-current assets
Investment securities	242.2	244.8
Derivative financial instruments	1.7	-
Recoverable indirect taxes	11,325.1	11,458.1
Deferred tax assets	7,969.6	8,206.1
Other assets	1,520.7	1,183.1
Employee benefits	57.3	59.6
Long term assets	21,116.5	21,151.6

Investments in joint ventures	289.1	296.0
Property, plant and equipment	26,630.2	27,626.1
Intangible	10,041.7	10,699.9
Goodwill	38,003.6	39,368.2
	96,081.1	99,141.8

Total assets	132,644.1	133,816.8

Equity and liabilities
Current liabilities
Trade payables	23,195.1	21,848.4
Derivative financial instruments	751.4	408.1
Interest-bearing loans and borrowings	1,298.1	1,646.8
Payroll and social security payables	2,128.5	1,678.9
Dividends and interest on shareholder´s equity payable	1,526.2	1,523.1
Income tax and social contribution payable	1,340.5	1,311.5
Taxes and contributions payable	6,236.6	3,856.1
Put option granted on subsidiaries and other liabilities	4,110.1	2,126.6
Provisions	418.4	512.3
	41,004.9	34,911.8

Non-current liabilities
Trade payables	307.3	319.5
Derivative financial instruments	11.6	-
Interest-bearing loans and borrowings	2,203.0	2,170.6
Deferred tax liabilities	3,318.4	3,718.6
Income tax and social contribution payable	1,487.1	1,443.7
Taxes and contributions payable	513.3	536.8
Put option granted on subsidiary and other liabilities	1,083.2	834.6
Provisions	559.6	485.4
Employee benefits	2,011.8	2,019.1
	11,495.4	11,528.3

Total liabilities	52,500.3	46,440.1

Equity
Issued capital	58,177.9	58,226.0
Reserves	98,669.4	98,694.7
Comprehensive income	(77,878.0)	(76,859.2)
Retained earnings	-	6,532.8
Equity attributable to equity holders of Ambev	78,969.3	86,594.3
Non-controlling interests	1,174.5	782.4
Total Equity	80,143.8	87,376.7

Total equity and liabilities	132,644.1	133,816.8

Page | 20

CONSOLIDATED INCOME STATEMENT	1Q23	1Q24
R$ million

Net revenue	20,531.7	20,276.3
Cost of goods sold	(10,131.7)	(10,059.0)
Gross profit	10,400.1	10,217.3

Distribution expenses	(2,916.7)	(2,691.0)
Sales and marketing expenses	(1,741.3)	(1,884.5)
Administrative expenses	(1,305.6)	(1,332.4)
Other operating income/(expenses)	481.1	593.0

Normalized Operating Profit	4,917.6	4,902.4

Exceptional items	(27.9)	(17.6)

Income from operations	4,889.7	4,884.9

Net finance results	(997.9)	(405.9)
Share of results of joint ventures	(14.2)	(3.6)

Profit before income tax	3,877.7	4,475.3

Income tax expense	(58.4)	(671.2)

Profit	3,819.2	3,804.2
Equity holders of Ambev	3,699.6	3,700.3
Non-controlling interest	119.7	103.9

Basic earnings per share (R$)	0.23	0.23
Diluted earnings per share (R$)	0.23	0.23

Normalized Profit	3,839.8	3,817.2

Normalized basic earnings per share (R$)	0.24	0.24
Normalized diluted earnings per share (R$)	0.23	0.23

Nº of basic shares outstanding (million of shares)	15,743.1	15,748.8
Nº of diluted shares outstanding (million if shares)	15,842.4	15,842.7

Page | 21

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q23	1Q24
R$ million

Profit	3,819.2	3,804.2
Depreciation, amortization and impairment	1,526.8	1,632.3
Impairment losses on receivables and inventories	109.4	95.0
Additions/(reversals) in provisions and employee benefits	24.0	55.8
Net finance cost	997.9	405.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(28.1)	(20.7)
Equity-settled share-based payment expense	77.2	101.3
Income tax expense	58.4	671.2
Share of result of joint ventures	14.2	3.6
Hedge operations results	(104.8)	107.0
Cash flow from operating activities before changes in working capital and provisions	6,494.2	6,855.5
(Increase)/decrease in trade and other receivables	(256.3)	86.8
(Increase)/decrease in inventories	(496.4)	(991.5)
Increase/(decrease) in trade and other payables	(4,092.0)	(3,064.8)
Cash generated from operations	1,649.4	2,886.0
Interest paid	(140.7)	(143.8)
Interest received	163.9	390.8
Dividends received	4.9	6.7
Income tax and social contributions paid	(2,253.9)	(2,421.5)
Cash flow from operating activities	(576.3)	718.2

Proceeds from sale of property, plant, equipment and intangible assets	23.8	36.2
Acquisition of property, plant, equipment and intangible assets	(1,153.0)	(1,015.9)
Acquisition of subsidiaries, net of cash acquired	-	(0.3)
Capital contributions to affiliates and subsidiaries	(6.5)	-
(Investments)/net proceeds of debt securities	54.9	(799.7)
Cash flow used in investing activities	(1,080.7)	(1,779.6)

Capital increase	14.5	17.5
Proceeds/(repurchase) of shares	(4.9)	(76.2)
Acquisition of non-controlling interests	-	(1,714.0)
Proceeds from borrowings	45.4	412.9
Repayment of borrowings	(77.2)	(63.3)
Cash net finance costs other than interests	(727.3)	(546.1)
Payment of lease liabilities	(228.7)	(321.2)
Dividends and interest on shareholders’ equity paid	(38.2)	(11.6)
Cash flow from financing activities	(1,016.3)	(2,302.1)

Net increase/(decrease) in Cash and cash equivalents	(2,673.3)	(3,363.5)
Cash and cash equivalents less bank overdrafts at the beginning of the period	14,852.1	16,059.0
Effect of exchange rate fluctuations	(121.8)	149.1
Cash and cash equivalents less bank overdrafts at the end of the period	12,057.0	12,844.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer